Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2021

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated October 28, 2021 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2021.
Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the "Managing Risk" and "Other Information and Advisories" sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020, the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, our Annual Information Form for the year ended December 31, 2020 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS Measures
Certain non-IFRS financial measures, including cash operating costs, total cash costs, all-in sustaining cost ("AISC"), adjusted net earnings/(loss) attributable to shareholders, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), sustaining and growth capital, free cash flow, working capital and cash flow from operations before changes in working capital, non-IFRS ratios, including cash operating cost per ounce sold, total cash costs per ounce sold, AISC per ounce sold, average realized gold price per ounce sold adjusted net earnings/(loss) per share attributable to shareholders, are included in this MD&A. In the gold mining industry, these are common performance measures but they are not standardized financial measures or ratios under IFRS and may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the "Non-IFRS Measures" section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); and London Inter-Bank Offered Rate ("LIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
About Eldorado
Eldorado is a Canadian gold, silver and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, and Romania. We operate four mines: Kisladag and Efemcukuru located in western Turkey, Lamaque (Triangle mine) in Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold operations, while Olympias is a polymetallic operation. Olympias produces three concentrates bearing lead-silver, zinc and gold.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. Skouries is currently on care and maintenance. We have in place an amended Investment Agreement with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias mine. We continue to engage with the Greek government to receive regulatory approval for future permits and technical studies.
Other development projects in our portfolio include:
•Perama Hill, gold-silver, Greece; and
•Certej (80.5%), gold, Romania.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Third Quarter 2021 and Subsequent Period Highlights

•Quarterly production exceeds expectations; increasing full year 2021 annual guidance: Gold production totalled 125,459 ounces in Q3 2021, a decrease of 8% from Q3 2020 production of 136,922 ounces driven by a planned shift to lower-grade ore at Kisladag. Gold production in the quarter increased 8% over Q2 2021. As a result of strong production in the first nine months of 2021, primarily due to operational improvements at Kisladag, Eldorado is increasing its 2021 annual production guidance by approximately 6% to 460,000-480,000 ounces of gold.

•Free cash flow(4): Free cash flow from continuing operations of $29.7 million in Q3 2021 decreased from free cash flow from continuing operations of $114.7 million in Q3 2020(2,3) primarily as a result of planned lower production, lower gold prices and planned increased growth and sustaining capital spending. An increase from negative free cash flow of $23.7 million in Q2 2021(2,3) was primarily due to free cash flow being negatively impacted in the second quarter by the timing of tax and annual royalty payments. We expect free cash flow generation to continue in Q4 2021.

•All-in sustaining costs(4): Q3 2021 all-in sustaining costs of $1,133 per ounce of gold sold in the quarter increased from Q3 2020 ($918 per ounce sold) as a result of planned lower production in the quarter, higher cash operating costs per ounce and increased sustaining capital expenditure. All-in sustaining costs per ounce of gold sold increased in the quarter from Q2 2021 ($1,074 per ounce sold) as a result of increased sustaining capital expenditure. We are maintaining our 2021 annual guidance with all-in-sustaining costs of $920 - $1,150 per ounce sold.

•Net earnings and adjusted net earnings attributable to shareholders(4): Net earnings from continuing operations attributable to shareholders of the Company in Q3 2021 were $8.5 million, or $0.05 per share (Q3 2020: net earnings of $46.0 million or $0.26 per share, Q2 2021: net earnings of $31.0 million or $0.17 per share)(1,3). Adjusted net earnings attributable to shareholders of the Company from continuing operations in Q3 2021 were $39.9 million, or $0.22 per share (Q3 2020: adjusted net earnings of $63.6 million or $0.37 earnings per share, Q2 2021: adjusted net earnings of $29.1 million or $0.16 per share)(1,3). Material adjustments in Q3 2021 included $31.1 million of finance costs relating to the Company's debt refinancing in the quarter.

•EBITDA: Q3 2021 EBITDA from continuing operations was $106.6 million (Q3 2020: $161.0 million, Q2 2021:$106.9 million)(3) and Q3 2021 adjusted EBITDA from continuing operations(4) was $108.1 million (Q3 2020: $164.5 million, Q2 2021: $101.7 million)(3).

•Capital spending: Capital expenditures totalled $64.4 million in Q3 2021 (Q3 2020: $50.4 million, Q2 2021: $71.6 million)(3), reflecting a planned increase and following reduced spending in the prior year due to the novel coronavirus ("COVID-19") pandemic. Capital allocation is following a rigorous process to ensure discipline and control at all operations.

◦At Kisladag, $17.7 million investment in the quarter related to waste stripping, construction of the north leach pad to support the mine life extension and installation of a high-pressure grinding roll ("HPGR") circuit, which is expected to improve heap leach recovery with commissioning now in progress and expected to complete in November 2021.

◦At Lamaque, $10.1 million investment in the quarter related primarily to the decline connecting the Triangle underground mine with the Sigma mill, which is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor. Investment in the quarter also included raising the embankment at the Sigma tailing storage facility.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
•Financial position: As at September 30, 2021, the Company had $439.3 million of cash and cash equivalents and $250 million undrawn and available under its revolving credit facility.

•Refinancing completed: In August 2021, the Company completed its offering of $500 million aggregate principal amount of 6.25% senior unsecured notes due 2029 (the "senior notes") and on October 15, 2021 entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA"). Eldorado used, in part, the net proceeds from the offering of the senior notes to redeem the outstanding $234 million 9.5% senior secured second lien notes due June 2024, and to repay all amounts outstanding under its prior term loan and revolving credit facility. The issuance of the senior notes and entering into of the Fourth ARCA provides Eldorado greater financial flexibility to pursue a broader range of financing alternatives for the development of the Kassandra assets in Greece.

•Sale of Tocantinzinho Project: On October 27, 2021, the Company completed a sale of the Tocantinzinho Project, a non-core gold asset. Eldorado received $20 million in cash consideration and 46,926,372 common shares of G Mining Ventures Corp ('GMIN'). Deferred cash consideration of $60 million is payable on the first anniversary of commercial production of the Project, with an option to defer 50% of the consideration at a cost of $5 million. The project has been presented as a discontinued operation following the sale and a net loss of $60.8 million reflects a reduction of fair value to the amount of upfront cash and share consideration, less estimated costs of disposal.

•Suspension of Mining at Stratoni: On October 15, 2021, we announced that operations at Stratoni will be suspended in Q4 2021. The mine will be placed on care and maintenance while exploration drilling continues with the goal of expanding reserves and resources. We will evaluate resuming operations subject to exploration success and positive results of further technical and economic review.

•Measures remain in place to manage the impact of the COVID-19 pandemic: The Company's mines remain fully operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)2020 and YTD 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 3(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(3)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.
(4)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Key Business Developments
2021 Outlook
As a result of strong production in the first nine months of 2021, primarily due to operational improvements at Kisladag, we are increasing our 2021 annual production guidance by approximately 6% to 460,000-480,000 ounces of gold.
Sale of Tocantinzinho Project
On October 27, 2021, we completed a sale of the Tocantinzinho Project, a non-core gold asset. Eldorado received $20 million in cash consideration and 46,926,372 common shares of GMIN, representing 19.9% of the outstanding common shares of GMIN. The Company's Brazil segment has been presented as a discontinued operation following the sale. See additional discussion in the section - Development Projects.
Suspension of Operations at Stratoni
On October 15, 2021, we announced that operations at Stratoni will be suspended in Q4 2021. The mine will be placed on care and maintenance while exploration drilling continues with the goal of expanding reserves and resources. We will evaluate resuming operations subject to exploration success and positive results of further technical and economic review.
Completion of Refinancing
In August 2021, we completed our offering of $500 million senior unsecured notes and on October 15, 2021, entered into a $250 million amended and restated senior secured credit facility. We used, in part, the net proceeds from the offering of the senior notes to redeem the outstanding $234 million 9.5% senior secured second lien notes due June 2024, and to repay all amounts outstanding under our prior term loan and revolving credit facility. The issuance of the senior notes and entering into of the Fourth ARCA provides Eldorado greater financial flexibility to pursue a broader range of financing alternatives for the development of the Kassandra assets in Greece. See additional discussion in the section - Financial Condition and Liquidity.
11.5% Acquisition of Probe Metals
In July 2021, we completed the acquisition of 11.5% of the outstanding common shares of Probe Metals Inc. for cash consideration of CDN $23.7 million ($18.7 million). This investment expands the Company's interest in the Abitibi Greenstone belt, a world-class mining jurisdiction.
Acquisition of QMX Gold Corporation
On April 7, 2021, we completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder other than Eldorado received, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Share consideration totalled $63.8 million and cash consideration and transaction costs totalled $19.3 million, net of cash acquired.
Sustainability Report
On June 23, 2021, we published our 2020 Sustainability Report, detailing our environmental, social and governance performance. The report was prepared in accordance with the Global Report Initiative's "Core" reporting standards and the Sustainability Accounting Standards Board Metals & Mining standard. In 2020, Eldorado fulfilled the Year One reporting requirements for the World Gold Council's Responsible Gold Mining Principles, and we will seek to publicly disclosure full conformance by June 2023, in accordance with the membership requirements of the World Gold Council.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Amended Investment Agreement
In March 2021, the amended Investment Agreement ("the "Amended Investment Agreement") that was signed on February 5, 2021 between the Hellenic Republic and our wholly-owned subsidiary, Hellas Gold S.A., was ratified by the Greek Parliament and published in the Greek Government Gazette, officially becoming law. The Amended Investment Agreement governs the further development, construction and operation of the Skouries project and the Olympias and Stratoni mines. The Amended Investment Agreement amends the 2003 Transfer Agreement between Hellas Gold S.A. and the Hellenic Republic, and provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. The Amended Investment Agreement includes an optimized investment plan for the Skouries project and the Olympias and Stratoni mines, provides benefits to local communities and is expected to reduce our environmental footprint.
The Amended Investment Agreement also includes a 10% increase in royalty rates for all contained metals in concentrate (whereby the 6% royalty rate at gold prices above $1,800 per ounce increases to 6.6%). The increase was effective from the ratification date of March 23, 2021 and applies to concentrate sales from our Olympias and Stratoni mines, as well as future sales from Skouries.
Ormaque Deposit Maiden Inferred Mineral Resource
On February 22, 2021, we announced in our news release the maiden inferred mineral resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.
Response to the COVID-19 Pandemic and Impact on Operations
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. We continue to monitor our operating environments and take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
Isolated cases of COVID-19 infections have been experienced at mine sites and, in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. Our mines are currently fully operational.
No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stock levels and the availability of critical supplies where shortages of these supplies could negatively impact production.
No significant disruptions have been experienced to date with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. $50 million of these proceeds were repaid in June 2021 and the remaining $100 million were repaid in August 2021.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
Continuing operations(7), except where noted	2021	2020	2021	2020
Revenue	$238.4	$287.6	$696.3	$748.2
Gold revenue	$221.5	$264.3	$626.6	$684.7
Gold produced (oz)	125,459	136,922	353,268	390,654
Gold sold (oz)	125,189	137,704	352,923	388,883
Average realized gold price ($/oz sold) (1)	$1,769	$1,919	$1,775	$1,761
Cash operating costs ($/oz sold) (1,2)	646	537	644	568
Total cash costs ($/oz sold) (1,2)	743	664	726	651
All-in sustaining costs ($/oz sold) (1,2)	1,133	918	1,066	908
Net (loss) earnings for the period (3,5)	8.5	46.0	53.9	101.2
Net (loss) earnings per share – basic ($/share) (3,5)	0.05	0.26	0.30	0.60
Adjusted net earnings (loss) (1,3,4,5)	39.9	63.6	94.2	127.9
Adjusted net earnings (loss) per share ($/share) (1,3,4,5)	0.22	0.37	0.52	0.75
Cash flow from operating activities before changes in working capital (1,6)	101.0	135.1	258.1	326.3
Free cash flow (1,6)	29.7	114.7	39.3	205.4
Cash, cash equivalents and term deposits	439.3	504.4	439.3	504.4

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)By-product revenues are off-set against cash operating costs.
(3)Attributable to shareholders of the Company.
(4)See reconciliation of net earnings (loss) to adjusted net earnings (loss), a non-IFRS financial measure, in the section 'Non-IFRS Measures'.
(5)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(6)2020 and YTD 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 3(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(7)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Review of Financial and Operating Performance
Health and Safety
At Eldorado, our ultimate objective is to create and sustain safe, injury-free, and healthy work environments for our employees and contractors. The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was nil in Q3 2021, improving from 0.96 in Q3 2020. We continue to take proactive steps to improve workplace safety while meeting the challenges presented during the COVID-19 pandemic.
Production, Sales and Revenue
In Q3 2021 we produced 125,459 ounces of gold, a decrease of 8% from Q3 2020 production of 136,922 ounces and an increase of 8% from Q2 2021 production of 116,066 ounces.
•Kisladag produced 51,040 ounces during the quarter, a decrease of 14% from Q3 2020 production of 59,593 ounces and an increase of 16% from Q2 2021 production of 44,016 ounces. This planned decrease in production from Q3 2020 is primarily due to lower average grade in the quarter, which was partially offset by higher volumes of mining and crushing and higher recovery.
•Lamaque produced 37,369 ounces during the quarter, a decrease of 5% from Q3 2020 production of 39,525 ounces and an increase of 5% from Q2 2021 production of 35,643 ounces. The decrease from Q3 2020 is primarily a result of decreased grade, partly offset by increased tonnes processed.
•Efemcukuru produced 23,305 ounces during the quarter, a decrease of 2% from Q3 2020 production of 23,892 ounces and a slight decrease from Q2 2021 production of 23,473 ounces.
•Olympias produced 13,745 ounces during the quarter, a slight decrease from Q3 2020 production of 13,912 ounces and an increase of 6% from Q2 2021 production of 12,934 ounces. The decrease from Q3 2020 is due to lower processing volumes and partly offset by higher average grade. Operations at Olympias continued to be negatively affected in Q3 2021 by low productivity as the Company progresses through the implementation of transformation efforts at its Kassandra mines.
Gold sales in Q3 2021 totalled 125,189 ounces, a decrease of 9% from 137,704 ounces sold in Q3 2020 and an increase from Q2 2021 of 114,140 ounces. The lower sales volume compared with the prior year primarily reflects decreases in production at Kisladag and Olympias.
The average realized gold price was $1,769 per ounce in Q3 2021, 8% lower than the average realized gold price of $1,919 per ounce in Q3 2020. The gold price increased throughout 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Some subsequent weakening of the gold price was experienced during 2021.
Total revenue was $238.4 million in Q3 2021, a decrease of 17% from $287.6 million in Q3 2020 and a slight increase from Q2 2021 of $233.2 million. Total revenue was $696.3 million in the nine months ended September 30, 2021, a decrease of 7% from total revenue of $748.2 million in the nine months ended September 30, 2020. The decreases in both three and nine-month periods were primarily due to lower sales volumes.
Unit Cost Performance
Cash operating costs in Q3 2021 averaged $646 per ounce sold, an increase from $537 per ounce in Q3 2020, and cash operating costs per ounce sold averaged $644 in the nine months ended September 30, 2021, an increase from $568 per ounce in the nine months ended September 30, 2020. Increases in both the three and nine-month periods were primarily due to lower-grade ore mined and processed at Kisladag and Lamaque, resulting in fewer ounces produced and sold. The increase in cash operating costs per ounce sold in Q3 2021 was also due to increased refining costs associated with sales of gold slag in the quarter. These increases were partially offset by a reduction in cash operating costs per ounce sold at Olympias, and to a lesser extent Efemcukuru. The improvement in cash operating costs per ounce sold at Olympias in Q3 2021 was primarily a result of higher grades, combined with higher silver and base metal sales, which reduce cash operating costs as by-product credits.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
AISC per ounce sold averaged $1,133 in Q3 2021, an increase from $918 in Q3 2020, and AISC per ounce sold averaged $1,066 in the nine months ended September 30, 2021, an increase from $908 in the nine months ended September 30, 2020. Increases in both the three and nine-month periods primarily reflect the increase in average cash operating costs per ounce sold, higher sustaining capital expenditure and higher royalties at Olympias effective from March 2021 following ratification of the Amended Investment Agreement.
Other Expenses
Depreciation expense decreased to $50.7 million in Q3 2021 from $57.0 million in Q3 2020 and to $154.2 million in the nine months ended September 30, 2021 from $159.5 million in the nine months ended September 30, 2020. The decreases in both periods reflect lower gold ounces sold. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Lower average grade and increased mining rates in the nine months ended September 30, 2021, primarily at Kisladag and Lamaque, therefore led to higher depreciation expense on a per ounce sold basis as compared to the same period in 2020. During Q2 2021,we identified and corrected immaterial errors related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. The Company has recast depreciation, deferred tax and net earnings amounts relating to 2020 and Q1 2021 as presented in this MD&A as a result of the correction of the immaterial errors. The recast resulted in a decrease in depreciation expense and increases in income tax expense and net earnings.
Mine standby costs of $9.1 million in Q3 2021 related primarily to Stratoni and Skouries and increased from $2.5 million in Q3 2020. Operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions following a fall of rock. Mine standby costs of $7.2 million were incurred during the two-month shutdown. Mining resumed at Stratoni in September but will be suspended again in Q4 2021 as the mine transitions to care and maintenance. We will evaluate resuming operations at Stratoni subject to exploration success and positive results of further technical and economic review. Mine standby costs of $12.8 million in the nine months ended September 30, 2021 increased from $10.4 million in the nine months ended September 30, 2020. Mine standby costs of $3.1 million were incurred in the nine months ended September 30, 2020 as a result of suspension of mining and processing activities at Lamaque in accordance with Quebec government-mandated restrictions to address the COVID-19 pandemic in the province.
General and administrative costs increased to $7.7 million in Q3 2021 from $6.6 million in Q3 2020 and to $27.5 million in the nine months ended September 30, 2021 from $21.1 million in the nine months ended September 30, 2020. Increases in both periods included increased compensation expense as a result of restructuring corporate functions to support growth objectives and increases in professional fees, including those associated with the Amended Investment Agreement.
Other income decreased to $1.7 million in Q3 2021 from $2.7 million in Q3 2020, and increased to $12.7 million in the nine months ended September 30, 2021 from $2.8 million in the nine months ended September 30, 2020. Other income in the nine months ended September 30, 2021 included the May 2021 sale of mining licences in Turkey for proceeds of $7.0 million, of which $5.0 million was received as at June 30, 2021 and the remaining $2.0 million is expected to be received in Q1 2022.
Finance costs increased to $41.0 million in Q3 2021 from $19.9 million in Q3 2020 and to $66.9 million in the nine months ended September 30, 2021 from $42.5 million in the nine months ended September 30, 2020. Increases in both periods are primarily due to the early redemption of senior secured notes recognized in the quarter, including the redemption premium of $21.4 million and the amortization of deferred finance costs of $9.7 million recognized in the quarter. Finance costs in the nine months ended September 30, 2021 also included $6.7 million non-cash losses recognized on revaluation of a derivative related to redemption options in our debt. These increases were partially offset by lower interest expense in the first half of 2021 as a result of lower debt principal balances and lower variable interest rates.
Income tax expense decreased to $5.6 million in Q3 2021 from $40.7 million in Q3 2020 and to $45.2 million in the nine months ended September 30, 2021 from $82.2 million in the nine months ended September 30, 2020. Decreases in both periods were primarily due to receipt of investment tax credits and changes in temporary

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021 differences, including for property, plant and equipment. An increase in the income tax rate in Turkey was effective from July 1, 2021, with retroactive application to January 1, 2021. The effective tax rate increased from the previously-effective rate of 20% to 25% in 2021 and is expected to reduce to 23% in 2022 and return to 20% for 2023 onwards. A decrease in the income tax rate in Greece was announced in May 2021, lowering the effective tax rate from 24% to 22%, with retroactive application to January 1, 2021.
Current tax expense decreased to $9.1 million in Q3 2021 from $41.8 million in Q3 2020 and to $52.4 million in the nine months ended September 30, 2021 from $86.2 million in the nine months ended September 30, 2020. Current tax related primarily to operations in Turkey of which $5.2 million and $43.9 million was included in the three and nine-month periods ended September 30, 2021, respectively. Decreases in current tax in both periods primarily reflect lower sales volumes at Kisladag and receipt of investment tax credits related to Kisladag heap leach improvements, which reduces the corporate tax rate. Current tax expense in Turkey in Q3 2021 benefited from the investment tax credit, resulting in current tax savings of $10.0 million and $38.7 million in the three and nine-month periods ended September 30, 2021, respectively. Current tax expense in Turkey in the nine months ended September 30, 2021 also included $13.9 million of withholding tax on earnings subject to repatriation, and approximately $14.5 million related to taxable unrealized foreign exchange gains, primarily related to cash held in US dollars. Current tax also included Quebec mining duties of $3.9 million and $8.4 million in the three and nine-month periods ended September 30, 2021, respectively.
Deferred tax recovery increased to $3.5 million in Q3 2021 from $1.1 million in Q3 2020 and to $7.2 million in the nine months ended September 30, 2021 from $4.1 million in the nine months ended September 30, 2020. These deferred tax recoveries primarily related to changes in temporary differences, including for property, plant and equipment. Deferred tax was also impacted by a weakening of local currencies in which income tax is determined including expense of $0.5 million and $13.2 million in the three and nine-month periods ended September 30, 2021, respectively, relating primarily to the Turkish Lira. Deferred tax in the nine months ended September 30, 2021 also included a recovery of $11.4 million and an expense of $6.1 million relating to the impact of the tax rate changes on opening deferred tax balances in Greece and Turkey, respectively.
Net Earnings Attributable to Shareholders
We reported net earnings attributable to shareholders from continuing operations of $8.5 million ($0.05 per share) in Q3 2021, compared to net earnings of $46.0 million ($0.26 per share) in Q3 2020 and net earnings of $53.9 million ($0.30 per share) in the nine months ended September 30, 2021 compared to net earnings of $101.2 million ($0.60 earnings per share) in the nine months ended September 30, 2020. The decreases in both periods reflect lower production and sales volumes and higher finance costs related to the debt refinancing in the quarter. These decreases were partially offset by lower income tax expense. The decrease in the quarter from Q2 2021 was also due to a lower average realized gold price.
Adjusted net earnings from continuing operations were $39.9 million ($0.22 per share) in Q3 2021 compared to adjusted net earnings of $63.6 million ($0.37 per share) in Q3 2020. Adjusted net earnings in Q3 2021 removes, among other things, $31.1 million of finance costs relating to the debt refinancing in the quarter including a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in the quarter.
Adjusted net earnings from continuing operations were $94.2 million ($0.52 per share) in the nine months ended September 30, 2021 compared to adjusted net earnings of $127.9 million ($0.75 per share) in the nine months ended September 30, 2020. Adjustments to net earnings in the nine months ended September 30, 2021 remove, in addition to the adjustments described for Q3 2021, a $13.2 million loss on foreign exchange due to translation of deferred tax balances, a $6.7 million non-cash revaluation of the derivative related to redemption options in our debt, the $5.3 million net recovery of deferred tax relating to tax rate changes in Greece and Turkey and the $7.0 million ($5.3 million net of tax) gain on sale of mining licences in Turkey.
The Company's Brazil segment has been presented as a discontinued operation following the sale of the Tocantinzinho Project, a non-core gold asset, in October 2021. Net loss from discontinued operations of $60.8 million in Q3 2021 primarily reflected a $60.6 million loss recognized in the quarter to reduce the fair value of the

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021 disposal group to $48.0 million, which reflects the upfront cash and share consideration, less estimated costs of disposal. Deferred consideration includes $60 million in cash payable on the first anniversary of commercial production of the Project, with an option to defer 50% of the consideration at a cost of $5 million, and will be recognized as a gain on sale at the time it is received. Net loss from discontinued operations of $149.9 million in the nine months ended September 30, 2021 also included a $99.5 million impairment loss related to the Tocantinzinho Project recorded in Q2 2021, net of a deferred tax recovery of $9.9 million resulting from the impairment.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Quarterly Operations Update
Gold Operations

	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Total
Ounces produced	125,459	136,922	353,268	390,654
Ounces sold	125,189	137,704	352,923	388,883
Cash operating costs ($/oz sold) (1,2)	$646	$537	$644	$568
All-in sustaining costs ($/oz sold) (1,2)	$1,133	$918	$1,066	$908
Sustaining capital expenditures (2)	$34.7	$22.1	$79.3	$63.4
Kisladag
Ounces produced	51,040	59,593	141,229	169,659
Ounces sold	51,038	59,571	142,593	171,088
Cash operating costs ($/oz sold) (1,2)	$612	$440	$546	$452
All-in sustaining costs ($/oz sold) (1,2)	$916	$708	$755	$641
Sustaining capital expenditures (2)	$8.2	$5.3	$14.7	$13.7
Lamaque
Ounces produced	37,369	39,525	101,847	99,973
Ounces sold	37,381	38,587	101,136	97,279
Cash operating costs ($/oz sold) (1,2)	$646	$494	$683	$530
All-in sustaining costs ($/oz sold) (1,2)	$1,130	$747	$1,117	$844
Sustaining capital expenditures (2)	$13.7	$6.8	$34.0	$23.1
Efemcukuru
Ounces produced	23,305	23,892	70,076	74,007
Ounces sold	23,825	24,471	70,961	73,384
Cash operating costs ($/oz sold) (1,2)	$552	$561	$534	$577
All-in sustaining costs ($/oz sold) (1,2)	$911	$1,012	$839	$894
Sustaining capital expenditures (2)	$5.3	$5.1	$11.7	$11.8
Olympias
Ounces produced	13,745	13,912	40,116	47,015
Ounces sold	12,945	15,075	38,233	47,132
Cash operating costs ($/oz sold) (1,2)	$952	$992	$1,110	$1,056
All-in sustaining costs ($/oz sold) (1,2)	$1,728	$1,450	$1,806	$1,484
Sustaining capital expenditures (2)	$7.5	$4.9	$19.0	$14.8

(1)By-product revenues are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS financial measures or ratios.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Tonnes placed on pad	3,258,366	3,195,329	9,752,961	8,923,577
Head grade (g/t Au)	0.71	1.06	0.76	1.01
Gold ounces produced	51,040	59,593	141,229	169,659
Gold ounces sold	51,038	59,571	142,593	171,088
Cash operating costs ($/oz sold)	$612	$440	$546	$452
All-in sustaining costs ($/oz sold)	$916	$708	$755	$641
Financial Data
Gold revenue	$91.6	$114.0	$256.5	$299.0
Depreciation and depletion (1)	14.9	13.5	37.9	39.5
Earnings from mine operations (1)	38.7	64.4	127.2	165.8
Growth capital expenditures	17.7	13.2	70.9	27.5
Sustaining capital expenditures	$8.2	$5.3	$14.7	$13.7

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
Kisladag produced 51,040 ounces of gold in Q3 2021, a 14% decrease from 59,593 ounces in Q3 2020. The decrease was the result of a planned shift to lower-grade ore through 2021 as compared to 2020. However, gold production was higher than expected in the quarter with several operational improvements implemented in the mine, crushing circuit and leach pad in the first half of 2021, resulting in increased throughput. Gold production is expected to reduce primarily in Q1 2022 as a result of the commissioning of the HPGR circuit, which will increase recoveries once in operation. Tonnes of ore mined, crushed and placed on the heap leach pad in Q3 2021 were slightly higher than planned, reflecting good equipment availability and crusher throughput. As expected, average grade declined in the third quarter to 0.71 grams per tonne, as compared to an average grade of 0.79 grams per tonne in the first half of 2021, and is expected to remain at reduced levels through the fourth quarter.
Gold revenue decreased to $91.6 million in Q3 2021 from $114.0 million in Q3 2020, reflecting lower production and sales and a lower average realized gold price.
Cash operating costs per ounce sold increased to $612 in Q3 2021 from $440 in Q3 2020. The increase was primarily due to lower production and sales as a result of the decrease in average grade of ore placed on the leach pad throughout 2021 combined with increased refining costs associated with sales of gold slag in the quarter. AISC per ounce sold increased to $916 in Q3 2021 from $708 in Q3 2020. The increase was primarily due to higher cash operating costs per ounce sold and higher sustaining capital expenditure in the quarter. Sustaining capital expenditure of $8.2 million in Q3 2021 primarily included process infrastructure upgrades and mine equipment overhauls.
Growth capital expenditures were $17.7 million in Q3 2021 and $70.9 million in the nine months ended September 30, 2021. Growth capital included continued installation works of an HPGR circuit expected to improve heap leach recovery. Commissioning of the HPGR is progressing well and is expected to be completed in November. Growth capital also included waste stripping and construction of the North leach pad, both to support the mine life extension.
Depreciation expense decreased in Q3 2021 in line with lower sales volumes. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. The decrease in grade in 2021 has therefore led to higher depreciation expense on a per ounce sold basis as compared to 2020.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Lamaque

Operating Data	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Tonnes milled	199,746	172,963	571,520	466,509
Head grade (g/t Au)	5.99	7.25	5.72	6.87
Average recovery rate	97.1%	97.9%	96.8%	96.9%
Gold ounces produced	37,369	39,525	101,847	99,973
Gold ounces sold	37,381	38,587	101,136	97,279
Cash operating costs ($/oz sold)	$646	$494	$683	$530
All-in sustaining costs ($/oz sold)	$1,130	$747	$1,117	$844
Financial Data
Gold revenue	$66.4	$73.8	$181.2	$172.0
Depreciation and depletion (1)	15.1	18.9	46.4	49.2
Earnings from mine operations (1)	26.4	35.1	63.5	69.2
Growth capital expenditures	10.1	7.1	26.0	11.6
Sustaining capital expenditures	$13.7	$6.8	$34.0	$23.1

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
Lamaque produced 37,369 ounces of gold in Q3 2021, a 5% decrease from 39,525 ounces in Q3 2020 and reflecting a planned shift to lower-grade ore stopes in the quarter. Average grade was 5.99 grams per tonne in Q3 2021, an increase from 5.58 grams per tonne in the first half of 2021 but lower than 7.25 grams per tonne in Q3 2020. Tonnes processed in the quarter increased 15% from Q3 2020 as a result of increased underground development and the ability to process higher volumes resulting from ongoing successful debottlenecking of the mill.
Gold revenue decreased to $66.4 million in Q3 2021 from $73.8 million in Q3 2020, due to lower production and a lower average realized gold price.
Cash operating costs per ounce sold increased to $646 in Q3 2021 from $494 in Q3 2020, primarily reflecting the planned shift to lower-grade ore. AISC per ounce sold increased to $1,130 in Q3 2021 from $747 in Q3 2020 as a result of higher cash operating costs per ounce sold and higher sustaining capital. Sustaining capital expenditure totalled $13.7 million in Q3 2021 and related primarily to underground development and maintenance.
Growth capital expenditure totalled $10.1 million in Q3 2021 and $26.0 million in the nine months ended September 30, 2021, and primarily included continued development of the underground decline from the Sigma mill to the Triangle mine which commenced in Q3 2020 and remains on schedule for completion in Q4 2021. Following completion, the decline is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor between the Triangle underground mine and the Sigma mill.
Depreciation decreased in Q3 2021 from Q3 2020 in line with lower sales and as a result of a change in accounting. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Until December 31, 2020, total estimated recoverable tonnes included proven and probable mineral reserves only. Effective January 1, 2021, total estimated recoverable tonnes for Lamaque also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. We believe this change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Tonnes milled	134,857	130,057	394,054	391,697
Head grade (g/t Au)	6.44	6.34	6.57	6.67
Average recovery rate (to concentrate)	94.5%	95.0%	94.0%	94.0%
Gold ounces produced (1)	23,305	23,892	70,076	74,007
Gold ounces sold	23,825	24,471	70,961	73,384
Cash operating costs ($/oz sold)	$552	$561	$534	$577
All-in sustaining costs ($/oz sold)	$911	$1,012	$839	$894
Financial Data
Gold revenue	$41.0	$50.3	$123.4	$136.0
Depreciation and depletion	10.9	11.8	32.5	33.2
Earnings from mining operations	14.4	19.6	45.2	50.5
Sustaining capital expenditures	$5.3	$5.1	$11.7	$11.8

(1)Payable metal produced (2021).

Efemcukuru produced 23,305 ounces of gold in Q3 2021, a slight decrease from 23,892 ounces in Q3 2020 and reflect continued strong production. The flotation columns installed in late 2020 continue to operate well and have resulted in an increase in quality of gold concentrate through 2021. Production in 2021 has been adjusted to reflect a reduced effective rate for payable ounces, following a change in the structure of concentrate sales contracts. The reduced effective rate for payable ounces under the new contracts are offset by a decrease in production costs due to the elimination of treatment charges and other deductions now blended in the reduced effective rate.
Gold revenue decreased to $41.0 million in Q3 2021 from $50.3 million in Q3 2020 primarily due to a decrease of average realized gold price ($2,056/oz in Q3 2020 to $1,722/oz in Q3 2021), as well as lower gold ounces sold.
Cash operating costs per ounce sold improved to $552 in Q3 2021 from $561 in Q3 2020. Cash operating costs in Q3 2021 benefited from lower selling costs due to the change in pricing structure of concentrate sales contracts and lower costs resulting from the weakening of the Turkish Lira.
AISC per ounce sold improved to $911 in Q3 2021 from $1,012 in Q3 2020. The decrease is primarily due to higher royalty expense in Q3 2020 as a result of a gold royalty rate increase announced in September 2020, for which $1.2 million of additional royalty expense was recorded in Q3 2020 associated with gold sales during the first six months of 2020. In early 2021, the retroactive portion of the gold royalty rate increase was amended to be effective from the announcement date only and no longer retroactive to January 1, 2020. Sustaining capital expenditure of $5.3 million in Q3 2021 primarily included underground development, equipment rebuilds, and process upgrades.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Olympias

Operating Data	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Tonnes milled	103,939	122,531	314,681	345,851
Head grade (g/t Au)	7.27	6.52	6.86	7.57
Average recovery rate (to concentrate)	87.1%	85.9%	86.6%	86.6%
Gold ounces produced (1)	13,745	13,912	40,116	47,015
Gold ounces sold	12,945	15,075	38,233	47,132
Silver ounces produced (1)	248,674	275,439	683,590	729,336
Lead tonnes produced (1)	2,437	2,831	6,736	7,180
Zinc tonnes produced (1)	3,441	3,018	8,243	8,103
Cash operating costs ($/oz sold)	$952	$992	$1,110	$1,056
All-in sustaining costs ($/oz sold)	$1,728	$1,450	$1,806	$1,484
Financial Data
Gold revenue	$22.4	$26.2	$65.5	$77.6
Silver and base metal revenue	13.0	11.0	37.4	32.0
Depreciation and depletion	9.1	11.8	35.5	34.5
Loss from mining operations	(1.0)	(2.2)	(17.8)	(10.6)
Sustaining capital expenditures	$7.5	$4.9	$19.0	$14.8

(1)Payable metal produced.

Olympias produced 13,745 ounces of gold in Q3 2021, a slight decrease from 13,912 ounces in Q3 2020. Lower processing volumes in the quarter were partially offset by higher average gold grade. Lead and silver production was also lower in Q3 2021 as compared to Q3 2020, primarily a result of lower processing volumes. An increase in zinc feed grade to 4.55% in Q3 2021 from 3.53% in Q3 2020 resulted in higher zinc production in the quarter, despite lower processing volumes. Operations at Olympias continued to be negatively affected in Q3 2021 by low productivity as the Company progresses through the implementation of transformation efforts at its Kassandra mines. Discussions with stakeholders are ongoing and are expected to lead to a sustainable continuous improvement program as the year progresses. Further improvement is underway to long range mine design and planning based on updated geotechnical guidance.
Gold revenue decreased to $22.4 million in Q3 2021 from $26.2 million in Q3 2020 primarily as a result of decreased sales volumes and a lower average realized gold price. Silver and base metal revenue increased to $13.0 million in Q3 2021 from $11.0 million in Q3 2020 primarily due to the timing of bulk lead-silver concentrate sales. Base metals revenue benefited in Q3 2021 from increased prices as compared to Q3 2020.
Cash operating costs per ounce sold improved to $952 in Q3 2021 from $992 in Q3 2020, primarily a result of processing higher-grade ore, combined with higher silver and base metal sales, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,728 in Q3 2021 from $1,450 in Q3 2020 due to an increase in royalties following ratification of the Amended Investment Agreement in March 2021. AISC was also negatively impacted by an increase in sustaining capital expenditure to $7.5 million in Q3 2021 from $4.9 million in Q3 2020. Sustaining capital expenditure of $7.5 million in Q3 2021 primarily included underground development, diamond drilling and tailings facility construction.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2021	2020	2021	2020
Tonnes milled	13,042	43,044	108,482	134,539
Lead feed grade	5.6%	5.5%	5.3%	5.4%
Zinc feed grade	7.9%	9.6%	8.2%	9.7%
Tonnes of concentrate produced	2,812	10,396	23,317	32,444
Tonnes of concentrate sold	927	10,749	24,037	32,003
Average realized concentrate price ($/t sold) (1)	$2,011	$896	$1,058	$825
Cash operating costs ($/t of concentrate sold)	$2,168	$1,121	$1,257	$1,171
Financial Data
Concentrate revenues	$1.9	$9.6	$25.4	$26.4
Depreciation and depletion	0.7	1.1	1.9	3.1
Loss from mining operations	(0.9)	(3.7)	(7.6)	(14.5)
Mine standby costs	7.2	—	7.2	—
Sustaining capital expenditures	$1.0	$1.9	$4.8	$4.8

(1)Average realized price includes mark to market adjustments.

The Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions and in line with our strict safety protocols, operations were suspended during July and August in order to correct the situation. Following the resumption of operations in September, Stratoni produced 2,812 tonnes of concentrate during Q3 2021 compared to 10,396 tonnes in Q3 2020. Mine standby costs of $7.2 million were incurred during the two-month shutdown.
Concentrate revenues decreased to $1.9 million in Q3 2021 from $9.6 million in Q3 2020, primarily due to reduced production and sales. Cash operating costs per tonne sold increased to $2,168 in Q3 2021 from $1,121 in Q3 2020, also a result of reduced production. Sustaining capital expenditures of $1.0 million in Q3 2021 included improvements to infrastructure.
On October 15, 2021, we announced that operations at Stratoni will be suspended in Q4 2021. The mine will be placed on care and maintenance while exploration drilling continues with the goal of expanding reserves and resources. We will evaluate resuming operations subject to exploration success and positive results of further technical and economic review.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Development Projects
Skouries – Greece
Skouries remains on care and maintenance pending a full re-start of construction. Construction activities were suspended in 2017 and preservation activities resumed in late 2019 and continued in the first half of 2021 to protect the plant assets. Capital expenditures totalled $3.6 million in Q3 2021 and primarily included preservation and design works. Investment inception-to-date is approximately $550 million which includes $440 million for the construction of the mill building, flotation building, pebble crusher and civil works, $70 million for studies and $45 million for care and maintenance costs. Spending on care and maintenance activities totalled $1.4 million in Q3 2021 and is included in mine standby costs.
We are advancing several key pieces of technical work on the Skouries project, including additional engineering and feasibility-level updates to the execution plan, schedule, and capital cost estimate. Approval was granted in April 2021 by the Greek Ministry of Energy and Environment for a modification to the Kassandra Mines Environmental Impact Assessment ("EIA") to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area and is expected to provide a number of environmental benefits. We continue to evaluate financing options for Skouries. Following the re-start of construction, we expect to complete construction in approximately 2.5 years.
Olympias Expansion – Greece
With the successful completion of the Amended Investment Agreement, plans are underway to expand the processing facility, currently at 473,000tpa, to 650,000tpa through modest capital investment. These process upgrades will come in the form of strategic debottlenecking which will allow the process facility to step to 530,000tpa in 2023 and 650,000tpa in 2024. These processing expansions are aligned with the development of the flats area within the mine, which provides a less constrained underground production environment. We are planning to submit a modification to the Kassandra Mines EIA in Q4 2021 that will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Approval of this modification is expected in 2022.
Beyond the process plant debottlenecking, Eldorado is committed to providing the Hellenic state with an updated proposal for refractory ore processing by 2023; this being a key strategic opportunity to generate value from the complex poly-metallic deposits which reside in our portfolio.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which has been largely on hold since 2014. Work continued during the quarter on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and update project designs for changes in legislation, good practices and optimizations of the site and process. The permitting documentation is being reassessed and updated.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. Spending totalled $0.9 million in Q3 2021 and is included in exploration and evaluation expenditure. We are currently evaluating strategic options for Certej.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Tocantinzinho Project – Brazil
On October 27, 2021, we completed a sale of the Tocantinzinho Project, a non-core gold asset. Eldorado received $20 million in cash consideration and 46,926,372 common shares of GMIN, representing 19.9% of the outstanding common shares of GMIN. Deferred cash consideration of $60 million is payable on the first anniversary of commercial production of the Project, with an option to defer 50% of the consideration at a cost of $5 million. A $99.5 million ($89.5 million net of deferred tax) impairment of the project was recorded in Q2 2021. In Q3 2021, a $60.6 million loss was recognized to reduce the fair value of the disposal group to $48.0 million, which reflects the upfront cash and share consideration, less estimated costs of disposal. The deferred consideration will be recognized as a gain on sale at the time it is received.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Exploration and Evaluation
Exploration and evaluation expenditures in Q3 2021 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, in addition to early-stage greenfields projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
Exploration and evaluation expense totalled $4.7 million and $16.6 million in the three and nine months ended September 30, 2021 and primarily related to early-stage projects in Quebec and Turkey. In Quebec, this included till-sampling drilling at the Montgolfier project and targeting fieldwork at the Bruell, Lamaque, and Bourlamaque projects and early-stage drilling at the River and Beycon projects, combined totalling 9,393 metres and 15,709 metres in the three and nine months ended September 30, 2021. In Turkey, exploration programs focused on drilling at the early-stage Bambal project and Hod Maden North project, and at the Gencali project, combined totalling 4,077 metres and 14,700 metres in the three and nine months ended September 30, 2021. The remaining expense related to activities at Certej and other sites.
Capitalized expenditures of $2.4 million and $6.7 million in the three and nine months ended September 30, 2021 related to resource expansion programs at the Triangle and Ormaque deposits (Lamaque Operations), Efemcukuru, Stratoni and Olympias and included 26,330 metres and 63,127 metres in the three and nine months ended September 30, 2021 in total. At the Triangle mine, underground and surface drilling programs tested extensions of the C4 zone as well as previously untested areas along the northern and eastern edges of the deposit. On February 22, 2021, we announced the maiden inferred mineral resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold. At Ormaque, drilling included delineation holes to better define grade continuity within the existing inferred resource zones, stepout holes testing the lateral extent of these zones, and exploration holes testing new areas along strike and at depth. The completion of the acquisition of QMX in April 2021 expanded land holdings at the Lamaque operations by 500%, adding a range of early to advanced-stage exploration projects to the Lamaque portfolio.
At Efemcukuru, capitalized exploration related to resource expansion and resource conversion drilling programs targeting ore shoots within the Kokarpinar vein system, located approximately 400 metres east of the current mining activities at the Kestane Beleni vein system. Detailed mapping and sampling programs were also completed in the western part of the property, with high gold grades identified in poorly-exposed vein systems that are planned to be drill-tested later in 2021.
At the Stratoni mine, surface drilling tested along-strike and down-dip extensions to the Mavres Petres ore body. At Olympias, drilling targeted western lateral extensions of the Flats ore zone.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations decreased to $105.1 million in Q3 2021 from $177.7 million in Q3 2020, primarily a result of lower sales volume and lower average realized gold price. Taxes paid of $12.6 million in Q3 2021 primarily related to operations in Turkey and benefited from a $10.0 million investment tax credit which reduced the corporate tax rate. The working capital change of $4.1 million in Q3 2021 includes a $5.5 million decrease in accounts receivable, primarily relating to timing of refundable sales tax payments and recoveries and a $9.9 million decrease in accounts payable primarily due to the timing of payments.
Investing Activities
In Q3 2021, we invested $64.4 million in capital expenditures on a cash basis, of which $35.5 million related to sustaining capital expenditures and $29.2 million related to growth capital expenditures. Sustaining capital expenditures primarily related to underground development and equipment overhauls. Growth capital expenditures included $17.7 million at Kisladag relating to the HPGR, construction of the North leach pad and waste stripping and $10.1 million at Lamaque primarily related to the underground decline project.

Capital Expenditures	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Kisladag	$17.7	$13.2	$70.9	$27.5
Lamaque	10.1	8.3	26.0	12.7
Olympias	1.5	3.2	4.0	6.8
Growth capital expenditures (1)	$29.2	$24.6	$101.0	$47.1

Kisladag (2)	$9.0	$5.2	$15.9	$13.7
Lamaque	13.7	6.8	34.0	23.1
Efemcukuru (2)	5.3	5.9	11.9	13.6
Olympias	7.5	5.0	19.0	14.9
Sustaining capital expenditures (1,2)	$35.5	$22.9	$80.8	$65.3

Lamaque	$1.8	$1.1	$4.8	$2.5
Efemcukuru	0.4	0.5	1.1	0.7
Olympias	0.2	—	0.8	0.5
Capitalized exploration costs	$2.4	$1.6	$6.7	$3.8

Skouries	$3.6	$0.2	$7.2	$1.8
Stratoni (2)	2.3	2.2	7.2	6.0
Other projects	4.3	0.6	9.8	2.5
Total capital expenditures related to continuing operations	$77.2	$52.2	$212.7	$126.5

Reconciliation to cash capital expenditures:
Capital accruals	(9.3)	(0.9)	(6.3)	3.8
Lease and other non-monetary additions	(3.5)	(0.9)	(6.4)	(3.1)
Total cash capital expenditures (3)	$64.4	$50.4	$200.0	$127.2

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS financial measures or ratios
(2)Includes non-cash sustaining lease additions.
(3)Does not include capital expenditures related to discontinued operations of $0.9 million and $2.7 million in the three and nine-months periods ended September 30, 2021, respectively (Q3 2020: $0.4 million, YTD 2020: $1.3 million).

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Financing Activities
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029. The senior notes pay interest semi-annually on March 1 and September 1, beginning on March 1, 2022. We received $496 million from the offering, which is net of commission payment and certain transaction costs paid to or on behalf of the lenders totaling $3.8 million. Transaction costs of $3.3 million were also incurred directly by the Company in conjunction with the offering. Net proceeds from the senior notes were used in part to redeem our outstanding 9.5% senior secured second lien notes that were due 2024 and to repay all outstanding amounts under our senior secured term loan and revolving credit facility.
For further information on our senior notes, refer to Note 5 of our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. We are in compliance with these covenants at September 30, 2021.
Senior Secured Credit Facility
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consisted of a $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020 and a $250 million revolving credit facility ("revolving credit facility") with a maturity date of June 5, 2023. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduced credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11.1 million of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, we completed the remaining scheduled $22.2 million payment on the term loan. As at September 30, 2021, the current availability under the revolving credit facility was $250 million.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. The Company repaid $50 million of the revolving credit facility draw in June 2021.
On June 30, 2020, we completed a scheduled $33.3 million payment on the $200 million term loan.
We repaid the remaining $100 million owing under the revolving credit facility in August 2021, using a portion of the proceeds from the offering of the senior notes.
The TARCA contained covenants that restricted, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants included a minimum EBITDA to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We were in compliance with these covenants at September 30, 2021.
Both the term loan and revolving credit facility bore interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at September 30, 2021 current interest charges and fees were as follows: LIBOR plus margin of 2.25% on amounts drawn from the revolving credit facility, 2.5% on the financial letters of credit secured by the revolving credit facility, 1.03% on the Greek non-financial letters of credit, and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On October 15, 2021, we replaced the TARCA and executed the Fourth ARCA with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Under the Fourth ARCA the revolving credit facility bears interest at LIBOR plus a margin of 2.125% – 3.25%, the undrawn portion of the facility incurs standby fees of 0.47813% - 0.73125%, and letters of credit not secured under the revolving credit facility bear interest at 0.90% - 1.33%. In each case, interest or fees are dependent on a net leverage ratio pricing grid. The Fourth ARCA includes terms to replace LIBOR with a benchmark rate based on the secured overnight financing rate ("SOFR") upon the discontinuance of interbank offered rates.
The Fourth ARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, or sell material assets. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum net leverage ratio.
The Fourth ARCA is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Quebec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag Metal, Eldorado Gold (Netherlands) BV and Eldorado Gold (Quebec) Inc., all wholly owned subsidiaries of the Company.
As at October 28, 2021, the Fourth ARCA remains undrawn.
Senior Secured Second Lien Notes due 2024
Following partial redemptions of the senior secured notes in 2020, the remaining $234 million principal was redeemed in whole for cash by the Company on August 26, 2021 using proceeds from the senior notes. $21.4 million of redemption premium and $6.1 million of accrued interest were paid upon redemption and $7.0 of unamortized original discount and deferred financing costs relating to the senior secured notes were expensed as finance costs upon redemption. An embedded derivative asset of $0.5 million relating to redemption options in the senior secured notes was also written-off to finance costs upon redemption.
Flow-Through Financing
On March 30, 2021, we completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17.6 million ($13.9 million). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue.

Capital Resources

	September 30, 2021	December 31, 2020
Cash, cash equivalents and term deposits	$439.3	$511.0
Working capital (1)	548.2	492.1
Debt – long-term	493.6	434.5

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

At September 30, 2021, we had unrestricted cash and cash equivalents and term deposits of $439.3 million compared to $511.0 million at December 31, 2020. At September 30, 2021, the current availability under the credit facility is $250 million.
We believe that the working capital of $548.2 million as at September 30, 2021, together with future cash flows from operations and access to the undrawn revolving credit facility, if required, are sufficient to support our existing and foreseeable commitments for the next twelve months. We continue to evaluate financing options for the Skouries project.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Contractual Obligations
Significant changes to our commitments and contractual obligations as at September 30, 2021 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt (1)	$—	$—	$—	$—	$—	$500.0	$500.0
Purchase obligations and other commitments	60.5	9.3	—	—	—	—	69.9
	$60.5	$9.3	$—	$—	$—	$500.0	$569.9

(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes and do not include interest on debt. Purchase obligations and other commitments relate primarily to operating costs at all mines and capital projects at Kisladag.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Quarterly Results

	2021	2021	2021	2020	2020	2020	2020	2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$238.4	$233.2	$224.6	$278.5	$287.6	$255.9	$204.7	$191.9
Impairment charges (reversals), net of tax	—	—	—	—	—	—	—	(68.2)
Net earnings (loss) from continuing operations(1,2)	$8.5	$31.0	$14.3	$30.0	$46.0	$50.6	$4.5	$91.0
Net earnings (loss) from discontinued operations(1)	($60.8)	($86.8)	($2.4)	$1.5	$1.1	($1.5)	($7.5)	$0.1
Net earnings (loss) per share from continuing operations (1,2)
- basic	0.05	0.17	0.08	0.17	0.26	0.30	0.03	0.57
- diluted	0.05	0.17	0.08	0.17	0.26	0.29	0.03	0.56
(1)Attributable to Shareholders of the Company.
(2)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

Revenue in Q1 2020 through Q3 2021 benefited from an increase in the average realized gold price during these quarters amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020. Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the suspension of mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020 in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province.
Net earnings in Q4 2019 were positively impacted by an impairment reversal relating to Kisladag. Net earnings in Q4 2020 were negatively impacted by a $40.0 million non-cash write-down recorded on capital works in progress. Net earnings were negatively impacted in Q1 2021 through Q3 2021 by planned decreases in average ore grade at Kisladag and Lamaque.
Net loss from discontinued operations primarily represents an impairment charge recorded on the Tocantinzinho Project in Q2 2021 and a $60.6 million loss recognized in Q3 2021 to reduce the fair value of the disposal group to $48.0 million, which reflects the upfront cash and share consideration, less estimated costs of disposal.
Net earnings were negatively impacted in Q3 2020 by an incremental 25% increase to gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Net earnings increased by $3.6 million, net of tax, in Q1 2021 upon further announcement that the increased gold royalty rates would only take effect from the original announcement date and would no longer be retroactive to January 1, 2020.
Net earnings were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate, resulting in current tax savings in Q4 2020 through Q3 2021.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2021	182,647,249
- as of October 28, 2021	182,647,249
Share purchase options - as of October 28, 2021 (Weighted average exercise price per share: Cdn$11.42)	4,453,867
(1)Includes Treasury Stock.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Non-IFRS Measures
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Production costs (1)	$110.2	$117.4	$331.5	$328.2
Stratoni production costs (2)	(2.0)	(12.2)	(31.1)	(37.8)
Production costs – excluding Stratoni	108.1	105.2	300.4	290.5
By-product credits	(15.1)	(13.7)	(44.3)	(37.1)
Royalty expense and production taxes	(12.2)	(17.5)	(28.9)	(32.3)
Cash operating costs	$80.8	$73.9	$227.3	$221.0
Gold ounces sold	125,189	137,704	352,923	388,883
Cash operating costs per ounce sold	$646	$537	$644	$568

(1)Includes inventory write-downs.
(2)Base metals production.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended September 30, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$28.1	($0.9)	$2.2	$1.9	$31.2	51,038	$612
Lamaque	23.7	(0.3)	0.1	0.8	24.2	37,381	646
Efemcukuru	12.6	(0.8)	1.2	0.1	13.2	23,825	552
Olympias	23.3	(13.0)	3.7	(1.6)	12.3	12,945	952
Total consolidated	$87.6	($15.1)	$7.2	$1.2	$80.8	125,189	$646

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the nine months ended September 30, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$75.0	($2.4)	$2.5	$2.9	$77.9	142,593	$546
Lamaque	70.6	(1.1)	0.2	(0.6)	69.0	101,136	683
Efemcukuru	36.4	(3.3)	4.3	0.4	37.9	70,961	534
Olympias	69.4	(37.4)	11.3	(0.9)	42.4	38,233	1,110
Total consolidated	$251.4	($44.3)	$18.3	$1.9	$227.3	352,923	$644

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended September 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.4	($0.7)	$0.2	$3.3	$26.2	59,571	$440
Lamaque	20.0	(0.3)	0.1	(0.7)	19.1	38,587	494
Efemcukuru	11.7	(1.7)	3.3	0.3	13.7	24,471	561
Olympias	22.0	(11.0)	4.9	(0.9)	15.0	15,075	992
Total consolidated	$77.1	($13.7)	$8.5	$2.0	$73.9	137,704	$537

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the nine months ended September 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$71.7	($1.6)	$0.5	$6.7	$77.3	171,088	$452
Lamaque	52.8	(0.7)	0.2	(0.8)	51.5	97,279	530
Efemcukuru	34.7	(2.9)	10.3	0.3	42.4	73,384	577
Olympias	63.8	(32.0)	13.1	4.8	49.8	47,132	1,056
Total consolidated	$223.0	($37.1)	$24.0	$11.1	$221.0	388,883	$568

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Cash operating costs	$80.8	$73.9	$227.3	$221.0
Royalties and production taxes	12.2	17.5	28.9	32.3
Total cash costs	$93.0	$91.5	$256.2	$253.3
Gold ounces sold	125,189	137,704	352,923	388,883
Total cash costs per ounce sold	$743	$664	$726	$651

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS financial measures and ratios. These financial measures and ratios are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

Continuing Operations	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Total cash costs	$93.0	$91.5	$256.2	$253.3
Corporate and allocated G&A	8.8	8.8	27.2	25.6
Exploration and evaluation costs	4.0	2.2	9.4	5.5
Reclamation costs and amortization	1.3	1.8	4.2	5.1
Sustaining capital expenditure	34.7	22.1	79.3	63.4
AISC	$141.8	$126.4	$376.3	$352.9
Gold ounces sold	125,189	137,704	352,923	388,883
AISC per ounce sold	$1,133	$918	$1,066	$908

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$31.2	$6.8	$38.0	$0.1	$—	$0.5	$8.2	$46.8	51,038	$916
Lamaque	24.2	0.8	25.0	—	3.4	0.2	13.7	42.2	37,381	1,130
Efemcukuru	13.2	2.6	15.7	—	0.4	0.3	5.3	21.7	23,825	911
Olympias	12.3	2.0	14.3	—	0.2	0.4	7.5	22.4	12,945	1,728
Corporate (1)	—	—	—	8.7	—	—	—	8.7	—	70
Total consolidated	$80.8	$12.2	$93.0	$8.8	$4.0	$1.3	$34.7	$141.8	125,189	$1,133

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$77.9	$13.4	$91.4	$0.1		$1.5	$14.7	$107.7	142,593	$755
Lamaque	69.0	2.2	71.2		7.2	0.5	34.0	112.9	101,136	1,117
Efemcukuru	37.9	7.9	45.8	—	1.3	0.8	11.7	59.5	70,961	839
Olympias	42.4	5.4	47.8		0.8	1.3	19.0	69.0	38,233	1,806
Corporate (1)	—	—	—	27.1	—	—	—	27.1	—	77
Total consolidated	$227.3	$28.9	$256.2	$27.2	$9.4	$4.2	$79.3	$376.3	352,923	$1,066

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$26.2	$9.8	$36.0	$—	$—	$0.9	$5.3	$42.2	59,571	$708
Lamaque	19.1	0.8	19.9	—	1.7	0.4	6.8	28.8	38,587	747
Efemcukuru	13.7	5.2	18.9	—	0.5	0.2	5.1	24.8	24,471	1,012
Olympias	15.0	1.7	16.6	—	0.1	0.3	4.9	21.9	15,075	1,450
Corporate (1)	—	—	—	8.8	—	—	—	8.8	—	64
Total consolidated	$73.9	$17.5	$91.5	$8.8	$2.2	$1.8	$22.1	$126.4	137,704	$918

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$77.3	$16.3	$93.7	$—	$—	$2.4	$13.7	$109.7	171,088	$641
Lamaque	51.5	2.0	53.6	—	4.3	1.1	23.1	82.1	97,279	844
Efemcukuru	42.4	9.9	52.3	—	0.7	0.7	11.8	65.6	73,384	894
Olympias	49.8	4.0	53.8	—	0.5	0.9	14.8	69.9	47,132	1,484
Corporate (1)	—	—	—	25.5	—	—	—	25.5	—	66
Total consolidated	$221.0	$32.3	$253.3	$25.6	$5.5	$5.1	$63.4	$352.9	388,883	$908

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
General and administrative expenses (from consolidated statement of operations)	$7.7	$6.6	$27.5	$21.1
Add:
Share-based payments expense	1.7	2.6	5.4	7.2
Employee benefit plan expense from corporate and operating gold mines	0.8	0.5	2.2	2.0
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	0.4	(0.3)	(0.5)
Depreciation in G&A	(0.5)	(0.5)	(1.5)	(1.7)
Business development	(0.3)	(0.5)	(4.2)	(1.7)
Development projects	(0.6)	(0.4)	(2.1)	(0.9)
Adjusted corporate general and administrative expenses	$8.7	$8.8	$27.1	$25.5
Regional general and administrative costs allocated to gold mines	0.1	—	0.1	0.1
Corporate and allocated general and administrative expenses per AISC	$8.8	$8.8	$27.2	$25.6

Reconciliation of exploration and evaluation cost included in All-in Sustaining Costs:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Exploration and evaluation expense (from consolidated statement of operations)	$4.7	$4.0	$16.6	$9.5
Add:
Capitalized exploration cost related to operating gold mines	2.4	1.6	6.7	3.8
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(3.0)	(3.5)	(13.9)	(7.7)
Exploration and evaluation cost per AISC	$4.0	$2.2	$9.4	$5.5

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$0.4	$0.5	$1.1	$1.4
Add:
Depreciation related to asset retirement obligation assets	1.0	1.5	3.3	4.1
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.2)	(0.4)
Reclamation costs and amortization per AISC	$1.3	$1.8	$4.2	$5.1

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS financial measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Additions to property, plant and equipment(1) (from notes to the consolidated financial statements)	$77.2	$52.2	$212.7	$126.5
Growth and development project capital expenditure	(37.1)	(25.4)	(118.0)	(51.4)
Capitalized exploration	(3.5)	(1.9)	(8.9)	(4.9)
Sustaining capital expenditure Stratoni (2)	(1.0)	(1.9)	(4.8)	(4.8)
Sustaining capital expenditure equipment leases (3)	(1.0)	(0.8)	(1.7)	(1.9)
Sustaining capital expenditure at operating gold mines	$34.7	$22.1	$79.3	$63.4

(1)Does not include capital expenditures related to discontinued operations
(2)Base metals production.
(3)Non-cash sustaining equipment leases.

Average Realized Gold Price per ounce sold
Average realized gold price per ounce sold is a non-IFRS financial ratio. In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Revenue	$238.4	$287.6	$696.3	$748.2
Less non-gold revenue	(17.0)	(23.3)	(69.7)	(63.5)
Gold revenue	$221.5	$264.3	$626.6	$684.7
Gold oz sold	125,189	137,704	352,923	388,883
Average realized gold price per ounce sold	$1,769	$1,919	$1,775	$1,761

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Adjusted Net Earnings Attributable to Shareholders
Adjusted net earnings and adjusted net earnings per share are non-IFRS financial measures or ratios. Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings is defined as net earnings from continuing operations adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance costs; gain (loss) on sale of securities; and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations.
Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings attributable to shareholders of the Company:

Continuing Operations	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Net earnings attributable to shareholders of the Company (1,2)	$8.5	$46.0	$53.9	$101.2
Finance costs relating to debt refinancing (3)	31.1	—	31.1	—
Loss (gain) on foreign exchange translation of deferred tax balances (2)	0.5	7.8	13.2	16.6
Finance costs relating to partial debt redemption	—	7.9		7.9
Gain on deferred tax due to changes in tax rates (4)	—	—	(5.3)	—
Gain on sale of mining licences, net (5)	—	—	(5.3)	—
Loss (gain) on redemption option derivative	(0.2)	1.3	6.7	—
Lamaque standby costs, net (6)	—	0.7		2.3
Total adjusted net earnings(1,2)	$39.9	$63.6	$94.2	$127.9
Weighted average shares outstanding (thousands)	182,447	173,822	179,556	169,676
Adjusted net earnings per share ($/share) (1)	$0.22	$0.37	$0.52	$0.75

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.
(3)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(4)YTD 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for the tax rate increase in Turkey. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Sale of mining licences in Turkey in May 2021, net of tax.
(6)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque in 2020 to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
EBITDA, Adjusted EBITDA
EBITDA from continuing operations and Adjusted EBITDA from continuing operations are non-IFRS financial measures. EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, share based payments, losses or gains on disposals of assets, executive severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash or non-recurring expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings before tax to EBITDA and Adjusted EBITDA:

Continuing Operations	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Earnings before income tax (1,2)	$14.8	$84.0	$99.0	$178.1
Depreciation, depletion and amortization (1,2,3)	51.2	57.6	155.7	161.2
Interest income	(0.4)	(0.4)	(1.9)	(1.7)
Finance costs (2)	41.0	19.9	66.9	42.5
EBITDA	$106.6	$161.0	$319.7	$380.1
Share-based payments	1.7	2.6	5.4	7.2
Loss (gain) on disposal of assets (2)	(0.2)	(0.1)	—	4.7
Gain on sale of mining licences (4)	—	—	(7.0)	—
Lamaque standby costs (5)	—	1.0	—	3.1
Adjusted EBITDA	$108.1	$164.5	$318.1	$395.1

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.
(3)Includes depreciation within general and administrative expenses.
(4)Sale of mining licences in Turkey in May 2021.
(5)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Free Cash Flow
Free cash flow is a non-IFRS financial measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities from continuing operations, less cash used in investing activities from continuing operations before increases or decreases in cash from term deposits or restricted cash, before cash used for acquisitions of mineral properties and marketable securities and before cash proceeds from non-recurring asset sales. Changes in cash balances relating to term deposits, restricted cash, acquisitions of mineral properties and marketable securities and non-recurring asset sales are not considered to be representative of our ability to generate cash.

Continuing Operations	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Cash generated by operating activities (1)(2)	$105.1	$177.7	$253.3	$350.0
Less: Cash used in investing activities (2)	(101.9)	(106.4)	(196.8)	(188.4)
Add back: Acquisition of subsidiary, net of cash received (3)	—	—	19.3	—
Add back: Purchase of marketable securities (4)	27.1	—	27.1	—
Add back: Proceeds from sale of marketable securities (4)	—	(5.2)	—	(5.2)
Add back: Sale of mining licences (5)	—	—	(5.0)	—
Add back: Increase (decrease) in term deposits	(1.0)	48.5	(59.0)	50.1
Add back: (Decrease) increase in restricted cash	0.4	—	0.5	(1.1)
Free cash flow	$29.7	$114.7	$39.3	$205.4

(1)2020 and YTD 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 3(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.
(3)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(4)Purchase of marketable securities in Q3 2021 includes cash paid on the acquisition of Probe Metals Inc. Free cash flow in 2020 has been adjusted to conform with 2021 presentation by including adjustments relating to proceeds from the sale of marketable securities (Q3 and YTD: $5.2 million).
(5)Cash consideration received on sale of mining licences. Additional cash consideration of $2.0 million is expected to be received in Q1 2022.

Working Capital
Working capital is a non-IFRS financial measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.
Working capital for the periods highlighted is as follows:

	As at September 30, 2021	As at December 31, 2020
Current assets, excluding assets held for sale (1)	$729.7	$754.1
Current liabilities, excluding liabilities held for sale	181.5	262.0
Working capital	$548.2	$492.1

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Cash Flow from Operations before Changes in Working Capital
Cash flow from operations (or operating activities) before changes in non-cash working capital is a non-IFRS financial measure. We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement the consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

Continuing Operations	Q3 2021	Q3 2020	YTD 2021	YTD 2020
Cash provided by operating activities (1)(2)	$105.1	$177.7	$253.3	$350.0
Less: Changes in non-cash working capital(3)	4.1	42.7	(4.8)	23.7
Cash flow from operations before changes in working capital	$101.0	$135.1	$258.1	$326.3

(1)2020 and YTD 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 3(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 5 of our Unaudited Condensed Consolidated Interim Financial Statements. Amounts presented are from continuing operations only.
(3)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2020
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: global outbreaks of infectious diseases including COVID-19; political, economic and other risks specific to the jurisdictions where we operate; our ability to maintain community relations and social license; natural phenomena including climate change and related health and social effects; our ability to maintain adequate liquidity and financing; the inherent risk associated with project development and permitting processes; our ability to service and repay our debt; environmental risks, including those related to tailings storage facilities; deterioration of global economic conditions; new or amended government regulation; commodity price risk; foreign exchange risk; the possibility of future changes to the mining regimes in the countries in which we operate; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; the occurrence of unpredictable geological or metallurgical factors; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; and changes to operating and capital cost assumptions. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
Significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2021 include the following:
•We are undertaking a significant transformation process in Greece to improve the performance of the Kassandra Mines, in respect of which we anticipate work stoppages of a significant duration are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations.
•An independent review of all tailings facilities, operating and closed, associated with the Lamaque operations was completed in July 2021. The review provided positive feedback on the management of the tailings facilities and provided recommendations to support short-term operational improvements which will lead to a lower risk profile for the facilities.
•In October 2021, changes were made to the arrangements from the Chinese importation specification for gold concentrate imports which may lead to increased costs. We are currently evaluating the impact of these changes on our concentrate sales from Efemcukuru and Olympias.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our AIF for the year ended December 31, 2020, which risks are incorporated by reference in this MD&A.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2020 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems designed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal control over financial reporting during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Significant Judgments and Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
In Q1 2021, we changed our estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate will result in lower depreciation expense per tonne mined. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, we are not able to accurately estimate the impact of this change in estimate on future periods.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2020 and 2019. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 other than as described below.
We adopted the new IASB standard, Interest Rate Benchmark Reform - Phase 2 which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The amendment became effective January 1, 2021 and there was no material effect from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, we have not early adopted and continue to evaluate the impact of the forthcoming or amended standards in preparing our unaudited condensed consolidated interim financial statements.

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated interim financial statements as a result of adoption.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. We will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated interim financial statements.
Deferred tax related to assets and liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. We will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated interim financial statements.
Presentation of interest paid on the statements of cash flows
In Q3 2021, we voluntarily changed our accounting policy to classify cash paid for interest on the statement of cash flows as a financing activity rather than an operating activity. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 7 provides a policy choice to classify interest paid as an operating activity or financing activity. Following the refinancing of our debt in August 2021, the policy change more accurately reflects the nature of these cash flows, resulting in more relevant information to the financial statement users. The comparative figures in the consolidated statements of cash flows for the three and nine month periods have been restated to reflect the retrospective application of this change in accounting policy.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "advancing", "allow", "anticipates", "believes", "continue", "estimates", "expected",

43

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
"expects", "forecast", "foresee", "future", "goal", "guidance", "intends", "opportunity", "outlook", "pending", "plans", "scheduled", "strive", "target", "underway" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to:
•the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to the Company's operations;
•Eldorado’s capital resources and business objectives, including the senior notes and the Fourth ARCA providing Eldorado greater financial flexibility to pursue a broader range of funding alternatives for the development of the Kassandra assets in Greece;
•benefits of the Amended Investment Agreement, including future proposals, investment and receipt of regulatory approvals in Greece;
•Eldorado’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including:
◦annual production and cost guidance;
◦increased heap leach recoveries through increased leach time in conjunction with a high-pressure grinding roll circuit at Kisladag, increasing the throughput at the Sigma mill;
◦timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits;
◦expansion at Lamaque; and
◦resumption of operations at Stratoni;
•the benefits of using dry stack tailings;
•the anticipated recommendations from the independent review of tailings facilities;
•the advancement and completion of construction, technical work and receipt of approvals at Skouries;
•integration and development of QMX;
•favourable economics for the Company's heap leaching plan and the ability to extend mine life at Eldorado's projects;
•the sale of the Tocantinzinho project and any other of our non-core assets, including expectations concerning sale consideration;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;
•Eldorado’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected changes in tax rates and accounting standards;
•expected metallurgical recoveries and improved or decreased concentrate grade and quality, including expectations concerning improved grade at Lamaque in the fourth quarter of 2021;
•gold price outlook and the global concentrate market;
•Eldorado's strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules; and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
•results of litigation and arbitration proceedings.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, including dry stack tailings permits, at Skouries; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in the Company's business and the Company's ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to global outbreaks of infectious diseases, including COVID-19; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, including dry stack tailings permits, at Skouries; timing and cost of the construction of an underground decline at the Triangle mine and associated benefits; results of further testwork; the geopolitical climate in jurisdictions in which the Company operates; community relations and social license; natural phenomena, including climate change, health and social effects; liquidity and financing risks; costs of development projects; indebtedness and financing, including current and future operating restrictions and implications of a change in control; environmental matters; the global economic environment; government regulation; commodity price risk; mining operational and development risk; resource nationalism and foreign operations; mineral tenure and permits; unavailability of capital and inadequate income, including limited access to equity markets, dilutive equity financings and credit ratings; non-governmental organizations (NGOs); corruption and bribery; litigation and contracts; estimation of mineral reserves and mineral resources; metallurgical testing and recoveries; occurrence of unpredictable geological and metallurgical factors; production and cost estimates; credit risk, debt service obligations and default; actions of activist shareholders; information technology systems; common share price and volume fluctuations, including price volatility; infrastructure, including power and water, and commodities/consumables; pre-stripping/stripping and underground development, extraction, processing and exploration activities; currency and interest rates, cost estimates and tax matters; repatriation of funds and dividends; compensation; financial reporting, including relating to the carrying value of the Company's assets and changes in reporting standards; labour, including employee relations, employee misconduct, key personnel and skilled workforce; reclamation and other long term obligations; the use and transport of regulated substances, including waste disposal; necessary equipment; co-ownership of the Company's properties; the use of contractors; acquisitions, including integration risks, and dispositions; human rights matters; the unavailability of required insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; security; discretion to use capital resources other than as specified in this MD&A; the Company's success depending on making significant capital investments; future sales or issuances of securities of Eldorado; the payment of future dividends; and those risk factors discussed in the section titled "Managing Risk" above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year ended December 31, 2020 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

Forward-looking statements and information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021 not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2021
Corporate Information
Directors

Steven Reid [2,5]	Chair of the Board	Catharine Farrow [2,4,5]	Independent Director
George Burns	President and Chief Executive Officer	Pamela Gibson [1,3,4]	Independent Director
George Albino [2,3,5]	Independent Director	Judith Mosely [1,4]	Independent Director
Teresa Conway [1,2]	Independent Director	John Webster [1,3]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Lisa Ower	Executive VP, People and External Affairs
Paul Ferneyhough	Senior VP, Chief Growth and Integration Officer
Brock Gill	Senior VP, Projects and Transformation
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP, Finance
Simon Hille	VP, Technical Services
Peter Lewis	VP, Exploration
Lisa Wilkinson	VP, Investor Relations

Corporate Head Office	Investor Relations
1188 Bentall 5	Lisa Wilkinson, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lisa.wilkinson@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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